City e-Solutions Limited

ces.

05007680

2803 Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong
Tel: 2922-8228 Fax: 2501-0729

1 April 2005

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549
U. S. A

Your Reference: File No. 82-3667

SEC MAIL PROCESSING
RECEIVED
APR 21 2005
WASH., D.C. 179 SECTION

SUPPL

Dear Sir,

We are pleased to enclose a copy of announcement, dated 31 March 2005, for your information:

City e-Solutions Limited – Notice of Annual General Meeting

If you have any queries, please contact Mr. Lawrence Yip of our office at (852) 29228228.

PROCESSED
MAY 06 2005
THOMSON
FINANCIAL

Yours faithfully,

Lawrence Yip
Executive Director

Enc.

ces.
City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the sixteenth Annual General Meeting of the Company will be held at Room 2803, 28th Floor, Great Eagle Centre, No.23 Harbour Road, Wanchai, Hong Kong on Wednesday, 27 April 2005 at 10:00 a.m. for the following purposes:

AS ORDINARY BUSINESS

1. To receive and consider the audited consolidated financial statements of the Company and its subsidiaries and the reports of the directors and auditors for the year ended 31 December 2004.
2. To declare a final dividend.
3. To re-elect Mr. Kwek Leng Beng and Mr. Lawrence Yip Wai Lam as executive directors of the Company, Hon. Chan Bernard Charnwut as non-executive director of the Company and Mr. Lee Jackson (also known as Li Chik Sin) and Mr. Teoh Teik Kee as independent non-executive directors of the Company, and to fix the directors' remuneration.
4. To appoint auditors for the ensuing year and authorise the directors to fix their remuneration.

AS SPECIAL BUSINESS

To consider and, if thought fit, to pass, with or without modifications, the following resolutions, of which resolution numbered 8 will be proposed as a special resolution and resolutions numbered 5, 6, 7 and 9 will be proposed as ordinary resolutions:

5. "THAT:

   (a) subject to paragraph (c) below, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as hereinafter defined) of all powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make and grant offers, agreements and options which would or might require shares to be allotted after the end of the Relevant Period;

   (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to shares issued as a result of a Rights Issue (as hereinafter defined) or pursuant to the exercise of options under the share option scheme of the Company or any shares allotted in lieu of the whole or part of a dividend on shares in accordance with the articles of association of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution and the said approval shall be limited accordingly; and

   (d) for the purposes of this resolution:

   "Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

   (i) the conclusion of the next annual general meeting of the Company;

   (ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of the Cayman Islands to be held; or

   (iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

   "Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of, any recognized regulatory body or any stock exchange in any territory outside Hong Kong)."

6. "THAT:

   (a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to purchase its own securities, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of securities of the Company which may be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution, and the said approval be limited accordingly; and

   (c) for the purposes of this resolution:

   "Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

   (i) the conclusion of the next annual general meeting of the Company;

   (ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of the Cayman Islands to be held; or

   (iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

7. "**THAT** subject to the passing of resolutions numbered 5 and 6, the aggregate nominal amount of shares which are to be purchased by the Company pursuant to the authority granted to the directors of the Company (the "Directors") as mentioned in resolution numbered 6 shall be added to the aggregate nominal amount of share capital that may be allotted or agreed to be allotted by the Directors pursuant to resolution numbered 5."

8. "**THAT** the following amendments to the articles of association of the Company be and are hereby approved:

Article 2

(a) By inserting the following new definition of "associates":

""associates" shall have the meaning attributed to it in the rules of the Designated Stock Exchange;".

(b) By inserting the following new definition immediately before the definition of "Directors or Board":

""Designated Stock Exchange" shall mean a stock exchange in respect of which the shares of the Company are listed or quoted and where such stock exchange deems such listing or quotation to be the primary listing or quotation of the shares of the Company;".

(c) By deleting the existing definitions of "Hong Kong" and "recognised clearing house" and replacing therewith the following new definitions respectively:

""Hong Kong" shall mean the Hong Kong Special Administrative Region of the People's Republic of China;"; and

"recognised clearing house" shall mean a clearing house recognised by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction;".

(d) By inserting the following new definition immediately after the definition of "the register":

""Registration Office" shall mean in respect of any class of share capital the register in respect of that class of share capital and where (except in cases where the Board otherwise directs) the transfers or other documents of title for such class of share capital are to be lodged for registration and are to be registered;".

(e) By inserting the following new definitions immediately after the definition of "special resolution":

""Statutes" shall mean the Companies Law and every other law of the Legislature of the Cayman Islands for the time being in force applying to or affecting the Company, its memorandum of association and/or these Articles;

"Subsidiary and Holding Company" shall have the meanings attributed to them in the rules of the Designated Stock Exchange; and

"year" shall mean a calendar year.".

(f) By deleting the existing definition of "writing" or "printing" and replacing therewith the following new definition:

""writing or printing" shall, unless the contrary intention appears, be construed as including printing, lithography, photography and other modes of representing words or figures in a visible form, and including where the representation takes the form of electronic display, provided that both the mode of service of the relevant document or notice and the member's election comply with all applicable Statutes, rules and regulations;".

Article 7

By deleting the words "to the extent that such transactions are not prohibited by law" and replacing therewith the words "as allowed by the Companies Law and subject further to compliance with the rules of the Designated Stock Exchange and any other relevant regulatory authority".

Article 9

(a) By deleting the words "Subject to the provisions of the Law and the Memorandum of Association" and replacing therewith the words "Subject to the provisions of the Companies Law, the Company's memorandum of association and these Articles and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority" in both Article 9 (a) and (b).

(b) By inserting the following sentences at the end of the existing Article 9(b):

"Where the Company purchases for redemption a redeemable share, purchases not made through the market or by tender shall be limited to a maximum price as may from time to time be determined by the Company in general meeting, either generally or with regard to specific purchases. If purchases are by tender, tenders shall be available to all members alike.".

Article 11

By deleting the existing Article 11 in its entirety and replacing therewith the following new Article 11:

"11.(a) Subject to the Companies Law, these Articles, any direction that may be given by the Company in general meeting and, where applicable, the rules of the Designated Stock Exchange and without prejudice to any special rights or restrictions for the time being attached to any shares or any class of shares, the unissued shares of the Company (whether forming part of the original or any increased capital) shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the Board may in its absolute discretion determine but so that no shares shall be issued at a discount. Neither the Company nor the Board shall be obliged, when making or granting any allotment of, offer of, option over or disposal of shares, to make, or make available, any such allotment, offer, option or shares to members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in the opinion of the Board, be unlawful or impracticable.

Members affected as a result of the foregoing sentence shall not be, or be deemed to be, a separate class of members for any purpose whatsoever.

(b) The Board may issue warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for any class of shares or securities in the capital of the Company on such terms as it may from time to time determine.".

Article 14

By deleting the existing Article 14(a) in its entirety and replacing therewith the following new Articles 14(a):

"(a) The Company shall keep in one or more books a register of its members and shall enter therein the following particulars, that is to say:

(i) the name and address of each member, the number and class of shares held by him and the amount paid or agreed to be considered as paid on such shares;

(ii) the date on which each person was entered in the register; and

(iii) the date on which any person ceased to be a member.".

Article 15

By inserting the following new Article 15(d) at the end of Article 15:

"(d) The register including any overseas or local or other branch register may, after notice has been given by advertisement in an appointed newspaper or any other newspapers in accordance with the requirements of the rules of the Designated Stock Exchange or by any electronic means in such manner as may be accepted by the Designated Stock Exchange to that effect, be closed at such times or for such periods not exceeding in the whole thirty (30) days in each year as the Board may determine and either generally or in respect of any class of shares.".

Article 21

By inserting the following sentence immediately after the first sentence of the existing Article 21:

"The Company shall also have a first and paramount lien on every share (not being a fully paid share) registered in the name of a member (whether or not jointly with other members) for all amounts of money presently payable by such member or his estate to the Company whether the same shall have been incurred before or after notice to the Company of any equitable or other interest of any person other than such member, and whether the period for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such member or his estate and any other person, whether a member of the Company or not.".

Article 24

By deleting the word "The" and replacing therewith the words "Subject to these Articles and to the terms of allotment, the" at the beginning of Article 24.

Article 37

By deleting the existing Article 37 in its entirety and replacing therewith the following new Article 37:

"37.Subject to these Articles, any member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time.".

Article 38

By inserting after the words "shall be executed by or on behalf of the transferor and transferee" the following words:

"provided that the Board may dispense with the execution of the instrument of transfer by the transferee in any case which it thinks fit in its discretion to do so. Without prejudice to the last preceding Article, the Board may also resolve, either generally or in any particular case, upon request by either the transferor or transferee, to accept mechanically executed transfers".

Article 39

(a) By re-numbering the existing Article 39 as Article 39(a).

(b) By inserting the following new Article 39(b):

"(b) The Board in so far as permitted by any applicable law may, in its absolute discretion, at any time and from time to time transfer any share upon the register to any branch register or any share on any branch register to the register or any other branch register. In the event of any such transfer, the shareholder requesting such transfer shall bear the cost of effecting the transfer unless the Board otherwise determines.".

Article 62A

By inserting the following new Article 62A after Article 62:

"62A(1) Without prejudice to the rights of the Company under paragraph (2) of this Article, the Company may cease sending cheques for dividend entitlements or dividend warrants by post if such cheques or warrants have been left uncashed on two consecutive occasions. However, the Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants after the first occasion on which such a cheque or warrant is returned undelivered.

(2) The Company shall have the power to sell, in such manner as the Board thinks fit, any shares of a member who is untraceable, but no such sale shall be made unless:

(a) all cheques or warrants in respect of dividends of the shares in question, being not less than three in total number, for any sum payable in cash to the holder of such shares in respect of them sent during the relevant period in the manner authorised by these Articles have remained uncashed;

(b) so far as it is aware at the end of the relevant period, the Company has not at any time during the relevant period received any indication of the existence of the member who is the holder of such shares or of a person entitled to such shares by death, bankruptcy or operation of law; and

(c) the Company, if so required by the rules of the Designated Stock Exchange, has given notice to, and caused advertisement in newspapers in accordance with the requirements of, the Designated Stock Exchange to be made of its intention to sell such shares in the manner required by the Designated Stock Exchange, and a period of three (3) months or such shorter period as may be allowed by the Designated Stock Exchange has elapsed since the date of such advertisement.

For the purpose of the foregoing, the "relevant period" means the period commencing twelve years before the date of publication of the advertisement referred to in paragraph (c) of this Article and ending at the expiry of the period referred to in that paragraph.

(3) To give effect to any such sale the Board may authorise some person to transfer the said shares and an instrument of transfer signed or otherwise executed by or on behalf of such person shall be as effective as if it had been executed by the registered holder or the person entitled by transmission to such shares, and the purchaser shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former member for an amount equal to such net proceeds. No trust shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any money earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. Any sale under this Article shall be valid and effective notwithstanding that the member holding the shares sold is dead, bankrupt or otherwise under any legal disability, or incapacity.".

Article 63

(a) By deleting the word "and" at the end of Article 63(a)(ii) and deleting the full-stop at the end of the existing Article 63 (a)(iii) and replacing therewith a semicolon and the word "and".

(b) By inserting the following new Article 63(a)(iv):

"(iv) divide its shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by the Company in general meeting, as the Directors may determine provided always that where the Company issues shares which do not carry voting rights, the words "non-voting" shall appear in the designation of such shares and where the equity capital includes shares with different voting rights, the designation of each class of shares, other than those with the most favourable voting rights, must include the words "restricted voting" or "limited voting".".

(c) By inserting the following new Article 63(c):

"(c) Except so far as otherwise provided by the conditions of issue, or by these Articles, any capital raised by the creation of new shares shall be treated as if it formed part of the original capital of the Company, and such shares shall be subject to the provisions contained in these Articles with reference to the payment of calls and instalments, transfer and transmission, forfeiture, lien, cancellation, surrender, voting and otherwise.".

Article 70

By inserting after the words "not more than fifteen months shall elapse between the date of one annual general meeting of the Company and that of the next" the words "unless a longer period would not infringe the rules of the Designated Stock Exchange, if any".

Article 71

By inserting the following sentence at the end of Article 71:

"General meeting may be held in any part of the world as may be determined by the Board.".

Article 72

By inserting after the words "specifying the objects of the meeting and signed by the requisitionists" the words "and such meeting shall be held within two (2) months after the deposit of such requisition".

Article 73

(a) By re-numbering Article 73 as Article 73(a).

(b) By inserting the following new Article 73(b):

P.2

notice convening an annual general meeting shall specify the meeting as such. Notice of every general meeting shall be given to all members other than to such members as, under the provisions of these Articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company, to all persons entitled to a share in consequence of the death or bankruptcy or winding-up of a member and to each of the Directors and the Auditors.".

Article 75

By deleting the words "and the voting of remuneration or extra remuneration of the Directors" and replacing therewith the words "the voting of remuneration or extra remuneration of the Directors, the granting of any mandate or authority to the Directors to offer, allot, grant options over or otherwise dispose of the unissued shares in the capital of the Company representing not more than 20 per cent. in nominal value of its *existing issued share capital; and the granting of any mandate or authority* to the Directors to repurchase securities of the Company".

Article 76

By inserting after the words "all the members of the Company present in person or by proxy" the words "or (in the case of a member being a corporation) by its duly authorised representative".

Article 79

(a) By re-numbering Article 79 as Article 79(a).

(b) By inserting the following new Article 79(b):

"(b) If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a special resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon.".

Article 80

(a) By inserting after the words "before or on the declaration of the result of the show of hands" the words "or on the withdrawal of any other demand for a poll".

(b) By inserting the following new paragraph as the second paragraph of Article 80:

"A demand by a person as proxy for a member or in the case of a member being a corporation by its duly authorised representative shall be deemed to be the same as a demand by a member.".

Article 85

By deleting the existing Article 85 in its entirety and replacing therewith *the following new Article 85:*

"85. Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Articles, at any general meeting on a show of hands every member present in person (or being a corporation, is present by a duly authorised representative), or by proxy shall have one vote and on a poll every member present in person or by proxy or, in the case of a member being a corporation, by its duly authorised representative shall have one vote for every fully paid share of which he is the holder but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for the foregoing purposes as paid up on the share. Notwithstanding anything contained in these Articles, where more than one proxy is appointed by a member which is a clearing house (or its nominee(s)), each such proxy shall have one vote on a show of hands. On a poll votes may be given either personally or by proxy. A person entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.".

Article 88

By deleting the existing Article 88 in its entirety and replacing therewith the following new Article 88:

"88. A member who is a patient for any purpose relating to mental health or in respect of whom an order has been made by any court having jurisdiction for the protection or management of the affairs of persons incapable of managing their own affairs may vote, whether on a show of hands or on a poll, by his receiver, committee, curator bonis or other person in the nature of a receiver, committee or curator bonis appointed by such court, and such receiver, committee, curator bonis or other person may vote on a poll by proxy, and may otherwise act and be treated as if he were the registered holder of such shares for the purposes of general meetings, provided that such evidence as the Board may require of the authority of the person claiming to vote shall have been deposited at the registered office, head office or Registration Office, as appropriate, not less than forty-eight (48) hours before the time appointed for holding the meeting, or adjourned meeting or poll, as the case may be.".

Article 89

By inserting the following new Article 89(c):

"(c) Where the Company has knowledge that any member is, under the rules of the Designated Stock Exchange, required to abstain from voting on any particular resolution of the Company or restricted to voting only for or only against any particular resolution of the Company, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.".

Article 90

By inserting the following sentence at the end of Article 90:

"*In addition, a proxy or proxies representing either a member who is an* individual or a member which is a corporation shall be entitled to exercise the same powers on behalf of the member which he or they represent as such member could exercise.".

Article 91

By inserting the following sentence at the end of Article 91:

"In the case of an instrument of proxy purporting to be signed on behalf of a corporation by an officer thereof it shall be assumed, unless the contrary appears, that such officer was duly authorised to sign such instrument of proxy on behalf of the corporation without further evidence of the facts.".

Article 92

(a) By inserting after the words "at which the person named in such instrument proposes to vote" the words "or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, not less *than twenty-four (24) hours before the time appointed for the taking of* the poll".

(b) By inserting the following new sentence at the end of Article 92:

"Delivery of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked.".

Article 96A

By inserting after the words "A person so authorised pursuant to this provision shall be" the words "deemed to have been duly authorised without further evidence of the facts and be" in Article 96A.

Article 99

(a) By re-numbering Article 99 as Article 99(a).

(b) By inserting the following new Article 99(b):

"(b) Subject to these Articles and the Companies Law, the Company may by ordinary resolution elect any person to be a Director either to fill a casual vacancy on the Board, or as an addition to the existing Board.".

Article 107

By inserting the following new Article 107(d), (e), (f) and (g):

"(d) A Director shall not vote (nor be counted in the quorum) on any resolution of the Board approving any contract or arrangement or any other proposal in which he or any of his associates is materially interested, but this prohibition shall not apply to any of the following matters namely:

(i) any contract or arrangement for the giving to such Director or his associate(s) any security or indemnity in respect of money lent by him or any of his associates or obligations incurred or undertaken by him or any of his associates at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) any contract or arrangement for the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii) any contract or arrangement concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or *sub-underwriting of the offer;*

(iv) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company;

(v) any contract or arrangement concerning any other company in which the Director or his associate(s) is/are interested only, *whether directly or indirectly, as an officer or executive or a* shareholder or in which the Director and any of his associates are not in aggregate beneficially interested in five (5) per cent. or more of the issued shares or of the voting rights of any class of shares of such company (or of any third company through which his interest or that of any of his associates is derived); or

(vi) any proposal or arrangement concerning the adoption, modification or operation of a share option scheme, a pension fund or retirement, death or disability benefits scheme or other arrangement which relates both to directors, his associates and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director, or his associate(s), as such any privilege or advantage not accorded generally to the class of persons to which such scheme or fund relates.

(e) A company shall be deemed to be a company in which a Director and/or his associate(s) owns five (5) per cent. or more if and so long as (but only if and so long as) he and/or his associates, (either directly or indirectly) are the holders of or beneficially interested in five (5) per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his interest or that of any of his associates is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or his associate(s) is/are interested only as a unit holder.

(f) Where a company in which a Director and/or his associate(s) holds five (5) per cent. or more is materially interested in a transaction, then that Director and/or his associate(s) shall also be deemed materially interested in such transaction.

(g) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or as to the entitlement of any Director (other than such chairman) to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting such question shall be decided by a resolution of the Board (for which purpose such chairman shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman as known to such chairman has not been fairly disclosed to the Board.".

Article 112

(a) By inserting the following new Article 112(b)(iii):

"(iii) To resolve that the Company be deregistered in the Cayman Islands and continued in a named jurisdiction outside the Cayman Islands subject to the provisions of the Companies Law.".

(b) By deleting Article 112(c) in its entirety and replacing therewith the following new Article 112(c):

"(c) Except as would, if the Company were a company incorporated in Hong Kong, be permitted by Section 157H of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) as in force at the date of adoption of these Articles, and except as permitted under the Companies Law, the Company shall not directly or indirectly:

(i) make a loan to a Director or a director of any holding company of the Company or to any of their respective associates (as defined by the rules, where applicable, of the Designated Stock Exchange);

(ii) enter into any guarantee or provide any security in connection with a loan made by any person to a Director or a director of any holding company of the Company; or

(iii) if any one or more of the Directors hold (jointly or severally or directly or indirectly) a controlling interest in another company, make a loan to that other company or enter into any guarantee or provide any security in connection with a loan made by any person to that other company.

Article 112(c) shall only have effect for so long as the shares of the Company are listed on The Stock Exchange of Hong Kong Limited.".

Article 116

By deleting the first sentence of the existing Article 116 and replacing therewith the following:

"Notwithstanding any other provisions in these Articles, at each annual general meeting one-third of the Directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not less than one-third) shall retire from office by rotation.".

Article 117

By deleting the existing Article 117 in its entirety and replacing therewith the following new Article 117:

"Any Director appointed pursuant to Article 99 (a) or (b) shall not be taken into account in determining which particular Directors or the number of Directors who are to retire by rotation.".

Article 120

By deleting the existing Article 120 in its entirety and replacing therewith the following new Article 120:

"120. No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for election as a Director at any general meeting unless a notice in writing signed by a member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his *intention to propose such person for election and also a notice in* writing signed by the person to be proposed of his willingness to be elected shall have been lodged at the head office or at the Registration Office provided that the minimum length of the period, during which such notice(s) are given, shall be at least seven (7) days and that the period for lodgment of such notice(s) shall commence no earlier than the day after the dispatch of the notice of the general meeting appointed for such election and end no later than seven (7) days prior to the date of such general meeting.".

Article 123

By inserting the following new sentence at the end of Article 123:

"Any Director who ceases to be a Director at a Board meeting may continue to be present and to act as a Director and be counted in the quorum until the termination of such Board meeting if no other Director objects and if otherwise a quorum of Directors would not be present.".

Article 130

By inserting the words "so far as the same are applicable and are not superseded by any regulations imposed by the Board under the last preceding Article" at the end of Article 130.

Article 133

By deleting the existing Article 133 in its entirety and replacing therewith the following new Article 133:

"133. A resolution in writing signed by all the Directors except such as are temporarily unable to act through ill-health or disability, and all the alternate Directors, if appropriate, whose appointors are temporarily unable to act as aforesaid shall (provided that such number is sufficient to constitute a quorum and further provided that a copy of such resolution has been given or the contents thereof communicated to all the Directors for the time being entitled to receive notices of Board meetings in the same manner as notices of meetings are required to be given by these Articles) be as valid and effectual as if a resolution had been passed at a meeting of the Board duly convened and held. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors or alternate Directors and for this purpose a facsimile signature of a Director or an alternate Director shall be treated as valid.".

Article 136

By deleting the last sentence and replacing therewith the following new sentence:

"Every instrument executed in manner provided by this Article shall be deemed to be sealed and executed with the authority of the Board previously given.".

Article 139

By inserting the following sentence at the end of Article 139(a):

"Such attorney or attorneys may, if so authorised under the seal of the Company, execute any deed or instrument under their personal seal with the same effect as the affixation of the Company's seal.".

Article 144

By deleting the word "The" and inserting therewith the words "Subject to the Companies Law, the" at the beginning of Article 144(a).

Article 161

By deleting the existing Article 161 in its entirety and replacing therewith the following new Article 161:

"161(a) Subject to Article 161(b), a printed copy of the Directors' report, accompanied by the balance sheet and income statement, including every document required by law to be annexed thereto, *made up to the end of the applicable financial year and containing* a summary of the assets and liabilities of the Company under convenient heads and a statement of income and expenditure, together with a copy of the Auditors' report, shall be sent to each person entitled thereto at least twenty-one (21) days before the date of the general meeting and at the same time as the notice of annual general meeting and laid before the Company at the annual general meeting held in accordance with Article 70 provided that this Article shall not require a copy of those documents to be sent to any person whose address the Company is not aware or to more than one of the joint holders of any shares or debentures.

(b) Subject to due compliance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, and to obtaining all necessary consents, if any, required thereunder, the requirements of Article 161(a) shall be deemed satisfied in relation to any person by sending to the person in any manner not prohibited by the Statutes, a summary financial statement derived from the Company's annual accounts and the Directors' report which shall be in the form and containing the information required by applicable laws and regulations, provided that any person who is otherwise entitled to the annual financial statements of the Company and the Directors' report thereon may, if he so requires by notice in writing served on the Company, demand that the Company sends to him, in addition to a summary financial statement, a complete printed copy of the Company's annual financial statement and the Directors' report thereon.

(c) The requirement to send to a person referred to in Article 161(a) the documents referred to in that Article or a summary financial report in accordance with Article 161(b) shall be deemed satisfied where, in accordance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, the Company publishes copies of the documents referred to in Article 161(a) and, if applicable, a summary financial report complying with Article 161(b), on the Company's computer network or in any other permitted manner (including by sending any form of electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send to him a copy of such documents.".

Article 162

By deleting the existing Article 162 in its entirety and replacing therewith the following new Article 162:

"162(a) At the annual general meeting or at a subsequent extraordinary general meeting in each year, the members shall appoint an auditor to audit the accounts of the Company and such auditor shall hold office until the next annual general meeting. Such auditor may be a member but no Director or officer or employee of the Company shall, during his continuance in office, be eligible to act as an auditor of the Company.

(b) The members may, at any general meeting convened and held in accordance with these Articles, by special resolution remove the Auditor at any time before the expiration of his term of office and shall by ordinary resolution at that meeting appoint another Auditor in his stead for the remainder of his term.

(c) Subject to the Companies Law the accounts of the Company shall be audited at least once in every year.

(d) If the office of auditor becomes vacant by the resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and fix the remuneration of the Auditor so appointed.

(e) The Auditor shall at all reasonable times have access to all books kept by the Company and to all accounts and vouchers relating thereto; and he may call on the Directors or officers of the Company for any information in their possession relating to the books or affairs of the Company.".

P.3

Article 164

By deleting the existing Article 164 in its entirety and replacing therewith the following new Article 164:

"164. The statement of income and expenditure and the balance sheet provided for by these Articles shall be examined by the Auditor and compared by him with the books, accounts and vouchers relating thereto; and he shall make a written report thereon stating whether such statement and balance sheet are drawn up so as to present fairly the financial position of the Company and the results of its operations for the period under review and, in case information shall have been called for from Directors or officers of the Company, whether the same has been furnished and has been satisfactory. The financial statements of the Company shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make a written report thereon in accordance with generally accepted auditing standards and the report of the Auditor shall be submitted to the members in general meeting. The generally accepted auditing standards referred to herein may be those of a country or jurisdiction other than the Cayman Islands. If so, the financial statements and the report of the Auditor should disclose this act and name such country or jurisdiction.".

Article165

By deleting the existing Article 165 in its entirety and replacing therewith the following new Article 165:

"165. Any notice or document (including any "corporate communication" within the meaning ascribed thereto under the rules of the Designated Stock Exchange), whether or not, to be given or issued under these Articles from the Company to a member shall be in writing or by cable, telex or facsimile transmission message or other form of electronic transmission or communication and any such notice and document may be served or delivered by the Company on or to any member either personally or by sending it through the post in a prepaid envelope addressed to such member at his registered address as appearing in the register or at any other address supplied by him to the Company for the purpose or, as the case may be, by transmitting it to any such address or transmitting it to any telex or facsimile transmission number or electronic number or address or website supplied by him to the Company for the giving of notice to him or which the person transmitting the notice reasonably and bona fide believes at the relevant time will result in the notice being duly received by the member or may also be served by advertisement in appropriate newspapers in accordance with the requirements of the Designated Stock Exchange or, to the extent permitted by the applicable laws, by placing it on the Company's website or the website of the Designated Stock Exchange, and giving to the member a notice stating that the notice or other document is available there (a "notice of availability"). The notice of availability may be given to the member by any of the means set out above. In the case of joint holders of a share all notices shall be given to that one of the joint holders whose name stands first in the register and notice so given shall be deemed a sufficient service on or delivery to all the joint holders.".

Article 167

By deleting the existing Article 167 in its entirety and replacing therewith the following new Article 167:

"167. Any notice or other document:

(a) if served or delivered by post, shall where appropriate be sent by airmail and shall be deemed to have been served or delivered on the day following that on which the envelope containing the same, properly prepaid and addressed, is put into the post; in proving such service or delivery it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into the post and a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board that the envelope or wrapper containing the notice or other document was so addressed and put into the post shall be conclusive evidence thereof;

(b) if sent by electronic communication, shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. A notice placed on the Company's website or the website of the Designated Stock Exchange, is deemed given by the Company to a member on the day following that on which a notice of availability is deemed served on the member;

(c) if served or delivered in any other manner contemplated by these Articles, shall be deemed to have been served or delivered at the time of personal service or delivery or, as the case may be, at the time of the relevant despatch or transmission; and in proving such service or delivery a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board as to the act and time of such service, delivery, despatch or transmission shall be conclusive evidence thereof; and

(d) may be given to a member either in the English language or the Chinese language, subject to due compliance with all applicable Statutes, rules and regulations.".

Article 171

By deleting the existing Article 171 in its entirety and replacing in its place the following new Article 171:

"171. For the purposes of these Articles, a cable or telex or facsimile or electronic transmission message purporting to come from a holder of shares or, as the case may be, a Director or alternate Director, or, in the case of a corporation which is a holder of shares from a director or the secretary thereof or a duly appointed attorney or duly authorised representative thereof for it and on its behalf, shall in the absence of express evidence to the contrary available to the person relying thereon at the relevant time be deemed to be a document or instrument in writing signed by such holder or Director or alternate Director in the terms in which it is received.".

Article 179

By inserting the following sentence at the end of Article 179:

"A special resolution shall be required to alter the provisions of the memorandum of association or to change the name of the Company.".

9. "**THAT** subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting the listing of, and permission to deal in, any ordinary shares in the capital of the Company (the "Shares") or any part thereof to be issued pursuant to the exercise of any options that may be granted under the share option scheme of the Company (the "Share Option Scheme", the rules of which are contained in the document marked "A" produced to the meeting and for the purposes of identification signed by the chairman of the meeting), the Share Option Scheme be and is hereby approved and adopted and a committee, comprising at least two directors of the Company and in case of the grant of option to the directors of the Company, the committee shall comprise the board of directors of the Company be and is hereby authorised to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the Share Option Scheme including without limitation:

(a) administering the Share Option Scheme and granting options under the Share Option Scheme;

(b) modifying and/or amending the Share Option Scheme from time to time provided that such modification and/or amendment is effected in accordance with the provisions of the Share Option Scheme relating to modification and/or amendment and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange;

(c) issuing and allotting from time to time such number of Shares in the capital of the Company as may be required to be issued pursuant to the exercise of the options granted under the Share Option Scheme; and

(d) making application at the appropriate time or times to the Stock Exchange for the listing of, and permission to deal in, any Shares that may hereafter from time to time be issued and allotted pursuant to the exercise of the options granted under the Share Option Scheme; and

the share option scheme adopted by the Company on 11 June 1997 be and is hereby terminated upon the Share Option Scheme becoming effective."

By Order of the Board
Kwek Leng Beng
Chairman and Managing Director

Hong Kong, 31 March 2005

Principal office:	*Registered office:*
Room 2803, 28th Floor Great Eagle Centre 23 Harbour Road Wanchai Hong Kong	Maples and Calder P.O. Box 309 Grand Cayman Cayman Islands British West Indies

Notes:

(1) The register of members of the Company will be closed from 25 April 2005 to 27 April 2005, both days inclusive, during which no transfer of shares will be registered. In order to qualify for the final dividend, payable on or before 27 May 2005, to be approved at the Annual General Meeting, all transfers accompanied by the relevant share certificates must be lodged with the Company's branch share registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4.00 p.m. on 22 April 2005.

(2) Any member of the Company entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and to vote on his behalf. A proxy need not be a member of the Company.

(3) If the appointer is a corporation, the form of proxy must be under its common seal or, under the hand of an officer or attorney duly authorized on its behalf.

(4) Where there are joint registered holders of any share of the Company, any one of such holders may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders are present at the meeting personally or by proxy, that one of such holders so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

(5) To be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's principal office at Room 2803, 28th Floor, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong not less than forty-eight (48) hours before the time appointed for the holding of the Meeting or any adjournment thereof. Completion and return of the form of proxy shall not preclude a member from attending and voting in person at the meeting and, in such event, the instrument appointing a proxy shall be deemed to have been revoked.

As at the date of this announcement, the Board is comprised of 11 directors, of which 6 are executive directors, namely Mr. Kwek Leng Beng, Mr. Vincent Yeo Wee Eng, Mr. Kwek Leng Joo, Mr. Kwek Leng Peck, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, 2 are non-executive directors, namely Mr. Wong Hong Ren and Hon. Chan Bernard Charnwut and 3 are independent non-executive directors, namely Dr. Lo Ka Shui, Mr. Lee Jackson a.k.a. Li Chik Sin and Mr. Teoh Teik Kee.

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